UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure

Report

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales	1-32575	Not applicable
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands

(Address of principal executive offices) (Zip Code)

Linda M. Coulter (Company Secretary),

Tel No: (011 31 70) 377 9111

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

1

Conflict Minerals Disclosure for the year ended December 31, 2020:

Item 1.01             Conflict Minerals Disclosure

Section 1502 of Dodd Frank Wall Street Reform and Consumer Protection Act defines conflict minerals as cassiterite (tin), columbite-tantalite (tantalum), gold, wolframite (tungsten), or their derivatives (“Conflict Minerals”). In 2020, Royal Dutch Shell plc and its subsidiaries (“Shell”) manufactured and sold the following products that contained Conflict Minerals: catalysts, EV charging stations, battery storage systems (sonnenbatteries), and EV charging converters (sonnenchargers). Other than the noted products, Shell does not believe any of its other products manufactured and sold in 2020 contained any Conflict Minerals.

Shell’s Relationship with Its Suppliers

Our approach to suppliers and contractors is set out in our Shell General Business Principles and Shell Supplier Principles, which outline what we expect from suppliers. These principles cover requirements such as business integrity, health and safety, and human rights.

Shell aims to work with suppliers that behave in an economically, environmentally and socially responsible manner. We seek to develop and strengthen relationships with suppliers who are committed to the principles set out in our Shell General Business Principles and Shell Supplier Principles or to similar standards through their own activities and the management of their own suppliers. Building strong relationships with our contractors and suppliers is essential to delivering new projects and running our operations.

In our model procurement contracts, suppliers agree to adhere to our general business principles and supplier principles. Suppliers are required to comply with all applicable laws and regulations of the country or countries in which they do business and agree to provide and maintain safe and healthy working conditions for all supplier personnel.

Parts of our supply chain may pose higher risk due to the location and type of goods and services procured. We carry out risk assessments of our supply chain based on the location and type of goods and services procured. For example, for certain locations we use external risk indices to check potential risks in areas such as health and safety, and human rights. For types of goods and services, we identify sectors where there may be higher risks of unethical labour practices for migrant workers.

Our Reasonable Country of Origin Inquiry (RCOI)

We conducted a good faith RCOI with our suppliers regarding the Conflict Minerals contained in these products to determine whether any Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and/or may have been from recycled or scrap sources. This inquiry included obtaining from suppliers of the Conflict Minerals certifications regarding the origin of such Conflict Minerals.

For the catalysts and EV charging stations, we requested certifications from 6 suppliers and received responses from all. For the sonnenbatteries and sonnenchargers, sonnen, a Shell subsidiary, requested certifications from 47 suppliers of Conflict Minerals, covering 98% of sonnen’s hardware spend in 2020. Of the 47 suppliers, 30 responded (response rate of 64%). sonnen took follow-up actions to achieve maximum response rate by repeatedly contacting suppliers for which no response had been received.

2

Supplier responses were reviewed for completeness. Follow-up action with a supplier was conducted where necessary to seek clarification and request resubmission of a certification if the initial certification submitted was incomplete or contained unclear information.

Results of our Reasonable Country of Origin Inquiry

Following the RCOI, based on the supplier certifications received for the catalysts and EV charging stations, we have concluded that the Conflict Minerals contained in those products did not come from the Covered Countries.

For the battery storage systems (sonnenbatteries) and EV charging converters (sonnenchargers), based on the certifications received from certain suppliers, sonnen has concluded that the products contain Conflict Minerals that either did originate in the Covered Countries or the supplier is unable to determine if the Conflict Minerals contained in the products originated in the Covered Countries. For the supplier where the Conflict Minerals did originate from Covered Countries, the supplier stated that the Conflict Minerals were from certified conflict free mines in the Covered Countries. In 2021 sonnen will continue to raise awareness of Conflict Minerals across its supply chain, driving transparency with its suppliers, and managing risks accordingly.

We are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). Pursuant to the April 2017 Guidance, we have provided only the disclosure required under paragraphs (a) and (b) of Item 1.01 of Form SD.

This Conflict Minerals Disclosure is also available on Shell’s website:

http://www.shell.com/sustainability/sustainability-reporting-and-performance-data/conflict-minerals-disclosure.html.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Royal Dutch Shell plc

(Registrant)

/s/ Jessica Uhl	May 25, 2021
Name: Jessica Uhl	(Date)
Title: Chief Financial Officer

4